Exhibit 99.8

INDEPENDENT AUDITOR’S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-223615 on Form F-10 and to the use of our report dated March 27, 2018 relating to the consolidated financial statements of Auryn Resources Inc. and subsidiaries appearing in this Annual Report on Form 40-F of Auryn Resources Inc. for the year ended December 31, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 28, 2018